SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 30 2014
17 REGISTRATIONS BRANCH

SECU 14041793 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/13 (MM/DD/YY) AND ENDING 08/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FirstEnergy Capital (USA) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 - 311 - 6th Avenue S.W.
(No. and Street)

Calgary (City) Alberta, Canada (State) T2P 3H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra Henry 403-262-0623
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3100, 111-5th Ave SW. (Address) Calgary (City), Alberta, Canada (State) T2P 5L3 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chandra A. Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FirstEnergy Capital (USA) Corp., as of August 28, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

nil

Signature

Chief Financial Officer

Title

Notary Public Notary Expires Dec 31/15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FirstEnergy Capital (USA) Corp.

Statements of Financial Condition
August 31, 2014
(expressed in US dollars)

October 10, 2014

Report of Independent Auditors

To the Board of Directors and Shareholders of
FirstEnergy Capital (USA) Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FirstEnergy Capital (USA) Corp. as at August 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP
111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

FirstEnergy Capital (USA) Corp.
Statements of Financial Condition
As at August 31
(expressed in US dollars)

	Note	2014	2013 Restated Note 3
Assets			
Current assets			
Cash and cash equivalents		**1,733,137**	1,733,258
Receivable from customers		**227,066**	-
Total assets		**1,960,203**	1,733,258
Liabilities			
Current liabilities			
Payable to broker dealers		**227,066**	-
		227,066	-
Non-current liabilities			
Due to related party	4	**87,943**	84,897
Subordinated loan from related party	4, 5	**932,000**	908,000
Total liabilities		**1,247,009**	992,897
Shareholder's Equity			
Contributed surplus		**408,066**	408,066
Share capital	6	**157,500**	157,500
Retained earnings		**4**	2
Accumulated other comprehensive income		**147,624**	174,793
Total shareholder's equity		**713,194**	740,361
Total liabilities and shareholder's equity		**1,960,203**	1,733,258
Commitments and contingencies	10		

Statements of Financial Condition

The Statements of Financial Condition of FirstEnergy Capital (USA) Corp. are available for examination at its head office at 1100, 311 - 6th Avenue S.W., Calgary, Alberta, Canada and at the Los Angeles Regional Office of the Securities and Exchange Commission in Los Angeles, California.

The accompanying notes are an integral part of these Statements of Financial Condition.

1. Organization

FirstEnergy Capital (USA) Corp. (the "Company") is a wholly-owned subsidiary of FirstEnergy Capital Holdings Corp., the parent company of FirstEnergy Capital Corp., a broker-dealer operating in Canada. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in the United States, pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business is securities brokerage and trading in Canadian equity securities with institutional investors in the United States.

2. Basis of Presentation and Significant Accounting Policies

The accompanying financial statements are prepared in accordance with US generally accepted accounting principles.

Securities transactions

Transactions executed as agents for customers are not reflected in the statements of financial condition unless the transaction fails to settle on the contracted settlement date. Commission income and related expenses for executing securities transactions are recorded on a trade date basis.

Marketable securities are valued at fair value.

Use of estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currency transactions to functional currency

The functional currency of the Company is the Canadian dollar; however, for US regulatory filing and financial statement presentation purposes, the Canadian dollar financial statements have been translated to US dollars, which is the reporting currency. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at historical rates. Revenues and expenses are translated at the average exchange rate prevailing during the period. Exchange gains and losses resulting from the translation of monetary assets and liabilities are included within net income in the Statement of Comprehensive Loss.

Translation to reporting currency

Translation adjustments resulting from the process of translating the Company's functional currency financial statements (in Canadian dollars) into the reporting currency financial statements (in US dollars) are included within the cumulative translation adjustment component of accumulated other comprehensive income. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated using the average exchange rate prevailing during the period.

Fair values

ASC 820, *Financial Instruments* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the financial asset or transfer the financial liability occurs in the principal market for the financial asset or financial liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices unadjusted in active markets for identical financial assets or financial liabilities that the Company has the ability to access;

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the financial asset or financial liability, either directly or indirectly; and

Level 3 – Inputs are unobservable inputs for the financial asset or financial liability and rely on management's own assumptions that market participants would use in pricing the financial asset or financial liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The valuation of the Company's financial assets and financial liabilities carried at fair value meet the definition of level 1 inputs.

3. Restatement of Previously Reported Results

The Statement of Financial Condition as at August 31, 2013 , as initially reported, has been amended and restated to correct for an error related to the presentation of translation adjustments resulting from the process of translating the Company's functional currency financial statements into US dollars. Previously, translation adjustments were reported as part of net income, rather than included

within the cumulative translation adjustment component of accumulated other comprehensive income.

The effect of the restatement on the Statement of Financial Condition as at August 31, 2013, and on retained earnings as at August 31, 2013 is as follows:

	As Previously Reported	Adjustments	Restated
Retained earnings	174,795	(174,793)	2
Accumulated other comprehensive income	-	174,793	174,793
	174,795	-	174,795

	As Previously Reported	Adjustments	Restated
Retained earnings, beginning of year	219,664	(219,664)	-
Net (loss) income	(44,869)	44,871	2
Retained earnings, end of year	174,795	(174,793)	2

The effect of the restatement had no impact on total shareholders' equity or on regulatory net capital as at any period presented. The restatement also had no impact on income taxes payable or on the provision for income taxes, as income taxes are determined using the functional currency of the Company, the Canadian dollar (note 8).

4. Related Party Transactions

Under an agreement dated August 1, 2006, which amends agreements dated February 23, 2004 and October 11, 1995, FirstEnergy Capital Corp. provides securities trading, clearing and settlement and other administrative services to the Company and charges for these on a monthly basis. For these services, during the year ended August 31, 2014, the Company was charged a total of $2,551,927 (2013 – $2,857,349). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties. The subordinated loan of $932,000 (2013 - $908,000) is owed to FirstEnergy Capital Corp.

5. Subordinated Loan

The subordinated loan of $932,000 (2013 - $908,000) is denominated in US dollars, is unsecured, and bears interest at $2,000 per month. It may only be repaid with the approval of FINRA, subject to the adequacy of the net capital of the Company and in any case not before October 31, 2016. The subordinated loan is carried at amortized cost and is subordinated to the claims of the general creditors.

6. Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 178,125 fully paid Common shares.

7. Regulatory Requirements

The Company is subject to Rule 15c3-1 of the SEC and follows the alternative method for net capital calculation.

At August 31, 2014, the Company had net capital of $1,645,014 (2013 – $1,648,172), pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $1,395,014 (2013 – $1,398,172).

The Company claims exemption from Rule 15c3-3 under the exemption provisions of paragraph (k)(2)(i) of that Rule.

8. Income Taxes

The functional currency of the Company is the Canadian dollar and the Company is subject to federal and provincial income tax in Canada. Based on the Company's operating results for the year ended August 31, 2014, the Company had net income of $2 (2013 - $2) in Canadian dollars and income tax expense of $nil (2013 - $nil). The Company is not currently under examination in any taxation jurisdiction, and there were no liabilities for uncertain tax positions at August 31, 2014 or 2013.

9. Financial Instruments

Fair value

The fair values of the Company's financial assets and financial liabilities (other than the subordinated loan carried at amortized cost and due to a related party), which qualify as financial instruments, approximate their carrying values due to their short-term nature or imminent maturity. The fair value of the subordinated loan is not readily determinable.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is not exposed to significant interest rate risk, as the cash equivalents are short term in nature.

Credit risk

The Company's transactions are short-term in nature, collateralized, and executed primarily on behalf of US-based financial institutions including banks, other brokers and dealers, commercial insurance companies, pension plans and investment companies. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party and, in such circumstances, the Company may sustain a loss. The Company does not anticipate nonperformance by customers and counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis and has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company's most significant credit exposure at August 31, 2014 is with FirstEnergy Capital Corp. Management does not believe the credit risk is significant as FirstEnergy Capital Corp. is a related party. There is no allowance for credit losses recorded at August 31, 2014 or 2013.

10. Commitments and contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

11. Subsequent events

The Company has updated its subsequent events disclosure through October 10, 2014, the date the financial statements were issued.